FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements submitted to the Superintendency of Banks and Financial Institutions and published by Banco de Chile in its website on January 19, 2009, for the month ended December 31, 2008.

BANCO DE CHILE AND SUBSIDIARIES

___________

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008

BANCO DE CHILE AND SUBSIDIARIES
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CONTENTS

I. Consolidated Financial Statement
   II. Consolidated Statement of Income

_______________

MM$ = Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of December 31, 2008
______________

ASSETS	MM$

Cash and due from banks	751,223
Transactions in the course of collection	469,580
Trading securities	679,843
Securities purchased under agreements to resell	75,519
Derivative instruments	904,726
Loans and advance to banks	321,992
Loans and accounts receivables to customers	13,421,804
Available for sale instruments	1,071,438
Held to maturity instruments	—
Investments in other affiliates	11,377
Intangible assets	34,763
Fixed assets	205,369
Deferred tax assets	70,505
Other assets	110,303

TOTAL ASSETS	18,128,442

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of December 31, 2008
______________

LIABILITIES	MM$

Current accounts and demand deposits	3,007,261
Transactions in the course of payment	141,988
Securities sold under agreements to repurchase	420,658
Saving accounts and time deposits	8,472,590
Derivative instruments	862,799
Borrowings from financial institutions	1,498,549
Debt issued	1,900,588
Other financial obligations	93,708
Current tax liabilities	9,053
Deferred tax liabilities	25,465
Provisions	290,990
Other liabilities	107,050

TOTAL LIABILITIES	16,830,699

EQUITY

Attributable to equity holders of the parent:
Capital	1,106,491
Reserves	118,170
Other accounts	(16,660)
Retained earnings:
Retained earnings from previous periods	8,007
Income for the period	272,425
Less:
Provisions for minimum dividends	(190,698)

1,297,735
Minority interest	8

TOTAL EQUITY	1,297,743

TOTAL LIABILITIES AND EQUITY	18,128,442

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
As of December 31, 2008
______________

MM$
Interest revenue	1,663,643
Interest expense	(885,104)

Net interest revenue	778,539

Income from fees and commission	275,899
Expenses from fees and commission	(60,035)

Net fees and commission	215,864

Gains (losses) from trading and brokerage activities	387,703
Foreign exchange transactions, net	(353,012)
Other operating income	68,386

TOTAL OPERATING REVENUE	1,097,480

Provision for loan losses	(138,593)

NET OPERATING REVENUE	958,887

Staff expenses	(306,040)
Administrative expenses	(177,862)
Depreciation and amortization	(35,573)
Impairments	—
Other operational expenses	(54,373)

TOTAL OPERATING EXPENSES	(573,848)

OPERATING INCOME	385,039

Income attributable to affiliates	2,987
Loss from price-level restatements	(77,789)

Income before income taxes	310,237
Income taxes	(37,810)

Income from continuous operations	272,427
Income from discontinued operations	—

INCOME FOR THE PERIOD	272,427

Attributable to:
Equity holders of the parent	272,425
Minority interest	2

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2009

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO